SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PAVMED INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70423R 102
(CUSIP Number)

Ira Scott Greenspan HCFP Inc. 420 Lexington Avenue, Suite 300 New York, New York 10170 (347) 304-1122
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70387R 106	SCHEDULE 13D	Page 1 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ira Scott Greenspan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,240,575
	8	SHARED VOTING POWER 6,533,546
	9	SOLE DISPOSITIVE POWER 1,240,575
	10	SHARED DISPOSITIVE POWER 6,533,546

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,774,121
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 70387R 106	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) HCFP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 846,984
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 846,984
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 846,984
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 70387R 106	SCHEDULE 13D	Page 3 of 8 Pages

This Amendment No. 1 (this “Amendment No. 1”) filed by Ira Scott Greenspan (“Greenspan”) and HCFP Inc. (“HCFP,” and together with Greenspan, the “Reporting Persons”) amends and restates the Schedule 13D filed by Lishan Aklog, Greenspan, Pavilion Venture Partners LLC and HCFP/Capital Partners III LLC (“CP3”) on May 13, 2016 (the “Original Schedule 13D,” and as amended, the “Schedule 13D”), with respect to ownership of the common stock, par value $0.001 per share (“Common Stock”), of PAVmed Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends and restates the Original Schedule 13D in its entirety.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 17,201,052 shares of Common Stock outstanding as of January 25, 2018.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at One Grand Central Place, Suite 4600, New York, New York 10165.

Item 2.	Identity and Background.

The business address of each of Greenspan and HCFP is 420 Lexington Avenue, Suite 300, New York, New York 10170. Greenspan has been a Senior Adviser to the Issuer since its inception on June 26, 2014 and a Director of the Issuer since January 2015. HCFP is a private financial services and investment firm.

The directors and executive officers of HCFP are Greenspan, Chairman and Chief Executive Officer, Dr. Lishan Aklog (“Aklog”), director, and Joshua R. Lamstein (“Lamstein”), Vice Chairman (collectively, the “Principals”). The business address of Aklog is One Grand Central Place, Suite 4600, New York, New York 10165. The business address of Lamstein is 420 Lexington Avenue, Suite 300, New York, New York 10170.

None of the Reporting Persons or Principals has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or Principals has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Greenspan and the Principals are citizens of the United States. HCFP is a Delaware corporation.

Aklog is the Chairman and Chief Executive Officer of the Issuer. With respect to the information to be provided in Item 3 through Item 6 pertaining to Aklog, please refer to Aklog’s Schedule 13D filed with the Securities and Exchange Commission.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 4 of 8 Pages

Item 3.	Sources of Funds.

In June 2014, in connection with the Issuer’s organization, (i) CP3, of which Greenspan is a Co-Manager, acquired 2,030,000 shares of Common Stock for $0.001 per share, and warrants to purchase an additional 2,187,500 shares of Common Stock at an exercise price of $2.50 per share for $0.0001 per warrant, for an aggregate purchase price and total consideration of $2,248.75. CP3 used its working capital for such purchases.

In July 2014, (i) Greenspan acquired 10,000 units from the Issuer, (ii) Lamstein acquired 30,000 units from the Issuer and (iii) CP3 acquired 20,000 units from the Issuer, in each case for a purchase price of $0.50 per unit, for an aggregate purchase price of $5,000, $15,000 and $10,000 for Greenspan, Lamstein and CP3, respectively. Each unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $2.50. Each of Greenspan and Lamstein used their personal funds and CP3 used its working capital for such purchases.

In September 2015, the Issuer effected a 2.7872582-for-1 forward stock split by way of a stock dividend of 1.7872582 shares for each outstanding share.

On April 27, 2016, Pavilion sold 300,000 warrants to HCFP, in a private transaction for a purchase price of $0.20 per warrant, or an aggregate of $60,000. HCFP used its working capital for such purchase.

On April 28, 2016, as part of the Issuer’s initial public offering (the “IPO”), (i) HCFP acquired 87,020 units from the Issuer, (ii) HCFP/Capital Partners IIIB LLC (“CP3B”), an entity managed by CP3, acquired 125,000 units from the Issuer, and (iii) HCFP/AG LLC (“AG”), an entity co-managed by Greenspan, acquired 20,000 units from the Issuer, in each case for a purchase price of $5.00 per unit, for an aggregate purchase price of $435,100, $625,000 and $100,000 for HCFP, CP3B and AG, respectively. Each unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock. Each entity used its working capital for such purchases.

In addition, upon the closing of the IPO, the warrants beneficially owned by the Reporting Persons prior to the IPO became warrants with terms identical to those issued in the IPO, including the exercise price per share. The warrants issued by the Issuer in the IPO and the warrants issued by the Issuer prior to the IPO are collectively referred to herein as the “Series W Warrants.”

The Series W Warrants are governed by a warrant agreement (the “Warrant Agreement”), dated as of April 28, 2016, by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent. Pursuant to the Warrant Agreement, the Series W Warrants have an exercise price of $5.00 per share, subject to adjustment, are currently exercisable and expire on January 29, 2022. In addition, the Issuer may redeem the outstanding Series W Warrants (other than those outstanding prior to the IPO held by the Issuer’s management and founders, and the members thereof), at the Issuer’s option, in whole or in part, at a price of $0.01 per warrant: at any time while the warrants are exercisable; upon a minimum of 30 days’ prior written notice of redemption; if, and only if, the volume weighted average price of the Common Stock equals or exceeds $10.00 (subject to adjustment) for any 20 consecutive trading days ending three business days before the Issuer issues its notice of redemption, and provided the average daily trading volume in the Common Stock is at least 20,000 shares per day; and, if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such warrants. However, the Series W Warrants held by Greenspan and CP3 prior to the IPO are not subject to redemption as long as such warrants remain held by them or their affiliates. Furthermore, pursuant to letter agreements between the Issuer and CP3 (the “Warrant Exercise Agreements”), the Series W Warrants held by CPIII prior to the IPO may be exercised on a cashless basis as long as such warrants remain held by them (or certain permitted transferees).

CUSIP No. 70387R 106	SCHEDULE 13D	Page 5 of 8 Pages

In connection with the closing of the IPO, on April 28, 2016, the Issuer granted a stock option to purchase 97,554 shares of Common Stock to each of Greenspan and Lamstein, each such stock option with an exercise price of $5.00 per share (each, an “Option” and, collectively, the “Options”). Each Option expires ten years from the grant date, and vests as to 3/36 of the underlying shares on July 28, 2016 and as to 1/36 of the underlying shares on each of the 33 monthly anniversaries thereafter.

In open market transactions subsequent to the IPO and prior to the date hereof, Greenspan acquired 592 shares of Common Stock and 420 Series W Warrants for an aggregate purchase price of $8,485. Greenspan used his personal funds for such purchases.

In open market transactions subsequent to the IPO and prior to the date hereof, Lamstein acquired, on behalf of his children, 200 shares of Common Stock and 100 Series W Warrants for an aggregate purchase price of $2,829. Lamstein used his personal funds for such purchases.

On November 17, 2017, HCFP irrevocably transferred voting and dispositive control over 87,020 shares of Common Stock and 87,020 Series W Warrants to a third party. Upon transferring voting and dispositive control, HCFP ceased to have voting or dispositive control over such shares and Series W Warrants.

On November 22, 2017, CP3 contributed 67,317 shares of Common Stock and 67,317 Series W Warrants to CP3B, for no consideration. On the same day, CP3B distributed all of the Issuer securities held by it, consisting of 192,317 shares of Common Stock and 192,317 Series W Warrants, to its members, on a pro rata basis. None of the Reporting Persons or Principals were a member of CP3B.

On December 21, 2017, CP3 distributed all 5,646,562 shares of Common Stock owned by it to its members, on a pro rata basis. In the distribution, Greenspan received 1,523,781 shares of Common Stock, Lamstein received 79,560 shares of Common Stock and HCFP received 846,984 shares of Common Stock.

On December 21, 2017, Greenspan donated 50,000 shares of Common Stock to a charitable fund. Upon transferring such shares, Greenspan ceased to have voting or dispositive control over such shares.

On December 26, 2017, Greenspan transferred 196,000 shares of Common Stock to multiple individuals, as gifts for no consideration.

On January 8, 2018, Greenspan transferred 144,000 shares of Common Stock to multiple individuals, as gifts for no consideration.

On January 10, 2018, Greenspan donated 10,000 shares of Common Stock to a charitable fund. Upon transferring such shares, Greenspan ceased to have voting or dispositive control over such shares.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 6 of 8 Pages

On January 16, 2018, Greenspan transferred 15,000 shares of Common Stock to multiple individuals, as gifts for no consideration.

Item 4.	Purpose of Transaction.

The Reporting Persons and the Principals acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes.

The Issuer intends to offer the holders of the Company’s outstanding Series W Warrants with the opportunity to exchange each Series W Warrant for 0.5 Series Z warrants (the “Series Z Warrants”). Each Series Z Warrant will be exercisable for one share of Common Stock at an exercise price of $3.00 per share until April 30, 2024. The Issuer also intends to conduct a rights offering. Pursuant to the rights offering, the Issuer will distribute to the holders of outstanding shares of its Common Stock, for no consideration, one transferable right to purchase a new unit of the Company’s securities for each share of Common Stock outstanding. Each unit will be comprised of one share of Common Stock and one Series Z Warrant. The rights will be exercisable at a price of $2.25 per unit. As a director of the Issuer, Greenspan and Lamstein participated in the approval of these offerings. In addition, Greenspan, Lamstein and CP3 presently intend to tender the Series W Warrants beneficially owned by them in the exchange offer.

The Reporting Persons and the Principals may from time to time acquire beneficial ownership of additional securities for investment purposes, or dispose of securities, in the open market or in private transactions, including upon exercise of the Series W Warrants and the Options. In addition, Greenspan expects that, in the future, CP3 will distribute the Series W Warrants (or Series Z Warrants if the Series W Warrants are exchanged as described above) held by it to its members, on a pro rata basis.

At the date of this Schedule 13D, none of the Reporting Persons or Principals, except as set forth in this Schedule 13D, and as consistent with Greenspan’s and Lamstein’s position as director of the Issuer, has any plans or proposals which would result in:

(a)       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)       Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)       Any material change in the present capitalization or dividend policy of the Issuer;

(f)       Any other material change in the Issuer’s business or corporate structure;

(g)       Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)       Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Greenspan is the beneficial owner of 7,774,121 shares of Common Stock, representing approximately 33.9% of the Issuer’s outstanding Common Stock. This amount includes (i) 1,147,246 shares of Common Stock owned by Greenspan, 28,293 shares of Common Stock subject to Series W Warrants owned by Greenspan, which are currently exercisable, and 65,036 shares of Common Stock subject to the Option owned by Greenspan, as to which such Option is currently exercisable or will become exercisable within 60 days, in each case, over which Greenspan has sole voting and dispositive power; (ii) 846,984 shares of Common Stock owned by HCFP as described below, over which Greenspan, as a Director and executive officer of HCFP, shares joint voting and dispositive power, (iii) 5,646,562 shares of Common Stock owned by CP3 as described below, over which Greenspan, as a co-manager of CP3, shares joint voting and dispositive power; and (iv) 40,000 shares of Common Stock beneficially owned by AG, which Greenspan, as a co-manager of AG, shares joint voting and dispositive power. This amount excludes 32,518 shares of Common Stock subject to the Option owned by Greenspan, as to which such Option is not currently exercisable and will not become exercisable within 60 days.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 7 of 8 Pages

CP3 is the beneficial owner of 5,646,562 shares of Common Stock, or approximately 24.7% of the Issuer’s outstanding Common Stock. This amount includes 5,646,562 shares of Common Stock subject to Series W Warrants owned by CP3, which are currently exercisable. CP3 has sole voting and dispositive power over such shares.

HCFP is the beneficial owner of 846,984 shares of Common Stock, or approximately 4.9% of the Issuer’s outstanding Common Stock. This amount includes 846,984 shares of Common Stock. HCFP has sole voting and dispositive power over such shares.

AG is the beneficial owner of 40,000 shares of Common Stock, which amount includes 20,000 shares of Common Stock and 20,000 shares of Common Stock subject to Series W Warrants owned by AG, which are currently exercisable.

Lamstein is the beneficial owner of 312,130 shares of Common Stock, representing 1.8% of the Issuer’s outstanding Common Stock. This amount includes (i) 163,377 shares of Common Stock owned by Lamstein, 83,717 shares of Common Stock subject to Series W Warrants owned by Lamstein, which are currently exercisable, and 65,036 shares of Common Stock subject to the Option owned by Lamstein, as to which such Option is currently exercisable or will become exercisable within 60 days, in each case, over which Lamstein has sole voting and dispositive power. This amount excludes 32,518 shares of Common Stock subject to the Option owned by Lamstein, as to which such Option is not currently exercisable and will not become exercisable within 60 days.

In the past 60 days, Greenspan, Lamstein, CP3 and HCFP and the Principals have effected the transactions described under Item 3 of this Schedule 13D and such transactions are incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure under Items 3 and 4 of this Schedule 13D relating the Warrant Agreement and the Warrant Exercise Agreements is incorporated herein by reference.

The descriptions of the Warrant Agreement and the Warrant Exercise Agreements are qualified by reference to the full text of such agreements, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 8 of 8 Pages

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of February 28, 2018, by and among Ira Scott Greenspan, and HCFP Inc.

99.2	Form of Warrant (incorporated by reference from Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 filed on April 22, 2015).

99.3	Form of Letter Agreement with HCFP/Capital Partners III LLC (incorporated by reference from Exhibit 10.4.1 to the Issuer’s Registration Statement on Form S-1 filed on April 22, 2015).

99.4	Form of Letter Agreement with Pavilion Venture Partners LLC (incorporated by reference from Exhibit 10.4.2 to the Issuer’s Registration Statement on Form S-1 filed on April 22, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 28, 2018

/s/ Ira Scott Greenspan
Ira Scott Greenspan

HCFP INC.

By:	/s/ Ira Scott Greenspan
	Name:	Ira Scott Greenspan
	Title:	Chairman and Chief Executive Officer